UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                   Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of: July 2008
                        Commission File Number: 000-30827

                          CLICKSOFTWARE TECHNOLOGIES LTD.
                  (Translation of registrant's name into English)

                             2 Rechavam Ze'evi Street
                            GIVAT SHMUEL 54017, ISRAEL
                      (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  /x/      Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes  / /         No   /x/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is the registrant's press release announcing its second quarter 2008 earnings results, issued on July 23, 2008.


        THE INFORMATION IN THIS FORM 6-K OF CLICKSOFTWARE TECHNOLOGIES LTD. IS INCORPORATED BY REFERENCE INTO THE FORM S-8 OF THE COMPANY, REGISTRATION NUMBER 333-149825,FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 20, 2008.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    CLICKSOFTWARE TECHNOLOGIES LTD.
                                    (Registrant)

                                    By: /s/ SHMUEL ARVATZ
                                        -----------------------------
                                        Name:   Shmuel Arvatz
                                        Title:  Executive Vice President and
                                                Chief Financial Officer

Date: July 23, 2008

Contacts:
Shmuel Arvatz                                        Adam J. Rosen
Chief Financial Officer                              (646) 536-3865
+972-3-765-9467                                      arosen@rkequity.com
Shmuel.Arvatz@clicksoftware.com

      CLICKSOFTWARE REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED
                                  JUNE 30, 2008
--------------------------------------------------------------------------------

                       Reiterates Its 2008 Annual Guidance

BURLINGTON, MA, July 23, 2008 - ClickSoftware Technologies Ltd. (NasdaqCM:
CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced results for the second quarter ended June 30, 2008.

For the second quarter ended June 30, 2008, total revenues were $11.0 million, with net income of $0.1 million, or $0.00 per share. This compares with revenues of $10.5 million and net income of $1.0 million, or $0.03 per share, for the same period last year, and revenues of $11.5 million and net income of $0.3 million, or $0.01 per share, for the first quarter of 2008. Excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R, net income was $0.3 million, or $0.01 per share, for the second quarter of 2008.

Software license revenues for the second quarter of 2008 were $3.1 million, while service and maintenance revenues were $7.9 million. This compares to software license revenues of $4.4 million and service and maintenance revenues of $6.1 million for the same period last year, and $4.0 million and $7.5 million, respectively, in the first quarter of 2008.

Gross profit in the second quarter of 2008 was $6.7 million, or 61% of revenues, compared to $6.8 million, or 64% of revenues, in the same period last year, and $6.9 million, or 60% of revenues, in the first quarter of 2008.

Cash, cash equivalents and short and long-term investments in the second quarter of 2008 decreased to $24.9 million from $25.9 million at the end of the first quarter of 2008. Net cash used in operating activities was $0.9 million during the second quarter of 2008.

Management Commentary
"The second quarter was a productive quarter which included three large new customers. Order booking from new customers was twice as high relative to the first quarter of 2008, and almost three times higher than the amount we booked in the same period last year, contributing an additional $1.7 million to our backlog and deferred revenues to a total amount of $19.4 million at the end of the second quarter," said Dr. Moshe BenBassat, ClickSoftware's Chairman and Chief Executive Officer. "While the timing of certain revenues was pushed into the third quarter and therefore impacted our second quarter financials, we believe we shall recognize those revenues in the second part of the year and see a strong second half. Total revenues for the first half of 2008 amount to $22.5 million, which is roughly 45% to 47% of the full-year target of $48 to $50 million. This is well within the range of mid-year typical results that will enable us to get to the targeted annual revenues".

Outlook
The Company reiterates the previously provided FY08 guidance of revenue growth of approximately 20%-25% over 2007, or $48-$50 million.

Investors Conference Call
ClickSoftware will host a conference call today at 9:30 a.m. EDT to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(800) 762-8908 and ask for the ClickSoftware conference call. International participants, please call (480) 629-1990. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (800) 406-7325 (international callers can dial (303) 590-3030), ID Code: 3896864.

About ClickSoftware
ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The company is headquartered in Burlington, MA and Israel, with offices in Europe, and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20F for the year ended December 31, 2007 and in subsequent filings with the Securities and Exchange Commission. ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                        ClickSoftware Technologies Ltd.
                          CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                             June 30    December 31
                                               2008         2007
                                            ---------   -----------
     ASSETS

CURRENT ASSETS
  Cash and cash equivalents                 $  12,474    $   9,054
  Short-term investments                       11,770       15,054
  Trade receivables, net                        9,365        6,883
  Other receivables and prepaid expenses        1,288        1,040
                                            ---------   ----------
            Total current assets               34,897       32,031
                                            ---------   ----------

FIXED ASSETS
  Cost                                          3,164        2,885
  Less - accumulated depreciation               1,676        1,448
                                            ---------   ----------
            Total fixed assets                  1,488        1,437
                                            ---------   ----------

  Long-term investments                           672          602
  Severance pay deposits                        1,374        1,163
                                            ---------   ----------
            Total Assets                    $  38,431    $  35,233
                                            =========   ==========

     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses     $   7,269    $   7,281
  Deferred revenues                             7,229        5,803
                                            ---------   ----------
            Total current liabilities          14,498       13,084
                                            ---------   ----------

LONG TERM LIABILITIES
  Accrued severance pay                         2,853        2,418
  Deferred revenues - Long term                 3,346        2,919
                                            ---------   ----------
            Total long-term liabilities         6,199        5,337
                                            ---------   ----------
            Total liabilities                  20,697       18,421
                                            ---------   ----------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.02 par value           115          115
  Additional paid-in capital                   74,261       73,803
  Accumulated deficit                         (56,599)     (57,063)
  Treasury stock, at cost:  39,000 shares         (43)         (43)
                                            ---------   ----------
            Total shareholders' equity         17,734       16,812
                                            ---------   ----------
          Total liability and
          shareholders' equity              $  38,431    $  35,233
                                            =========   ==========

                        ClickSoftware Technologies Ltd.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands, except share and per share amounts)

                                                                      Three Months Ended
                                                         June 30, 2008                  June 30, 2007
                                                     ----------------------         --------------------
                                                                     % of                          % of
                                                          $        Revenues              $       Revenues
                                                     -----------   --------         -----------  --------
Revenues:
    Software license                                 $     3,064       28%          $     4,436      42%
    Services                                               7,924       72%                6,056      58%
                                                     -----------   --------         -----------  --------
        Total revenues                                    10,988      100%               10,492     100%
                                                     -----------   --------         -----------  --------
Cost of revenues:
    Software license                                         299        3%                  529       5%
    Services                                               3,994       36%                3,209      31%
                                                     -----------   --------         -----------  --------
        Total cost of revenues                             4,293       39%                3,738      36%
                                                     -----------   --------         -----------  --------
Gross profit                                               6,695       61%                6,754      64%
                                                     -----------   --------         -----------  --------

Operating expenses:
    Research and development costs, net                    1,635       15%                1,427      14%
    Selling and Marketing expenses                         3,831       35%                3,408      32%
    General and administrative expenses                    1,215       11%                1,235      12%
                                                     -----------   --------         -----------  --------
        Total operating expenses                           6,681       61%                6,070      58%
                                                     -----------   --------         -----------  --------
Net Income from operations                                    14        0%                  684       7%
Interest, net                                                174        2%                  293       3%
                                                     -----------   --------         -----------  --------
Net income before taxes                              $       188        2%          $       977       9%
                                                     -----------   --------         -----------  --------
Taxes on income                                               64        1%                   13       0%
                                                     -----------   --------         -----------  --------
Net income                                           $       124        1%          $       964       9%
                                                     -----------   --------         -----------  --------

Net income per ordinary share:
Basic                                                $      0.00                    $      0.03
                                                     -----------                    -----------
Diluted                                              $      0.00                    $      0.03
                                                     -----------                    -----------
Shares used in computing basic Net income
  per share                                           28,541,098                     28,167,420
                                                     -----------                    -----------
Shares used in computing diluted Net income
  per share                                           29,700,676                     29,545,429
                                                     ===========                    ===========

                        ClickSoftware Technologies Ltd.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
             (In thousands, except share and per share amounts)

                                                                    Six Months Ended
                                                          June 30, 2008             June 30, 2007
                                                    ----------------------      ----------------------
                                                                    % of                        % of
                                                          $       Revenues            $       Revenues
                                                    ------------  --------      ------------  --------
Revenues:
    Software license                                $      7,062      31%       $      8,125      42%
    Services                                              15,409      69%             11,425      58%
                                                    ------------  --------      ------------  --------
        Total revenues                                    22,471     100%             19,550     100%
                                                    ------------  --------      ------------  --------
Cost of revenues:
    Software license                                         847       4%              1,217       6%
    Services                                               7,999      36%              6,283      32%
                                                    ------------  --------      ------------  --------
        Total cost of revenues                             8,846      39%              7,500      38%
                                                    ------------  --------      ------------  --------

Gross profit                                              13,625      61%             12,050      62%
                                                    ------------  --------      ------------  --------
Operating expenses:
    Research and development costs, net                    3,211      14%              2,653      14%
    Selling and Marketing expenses                         7,697      34%              6,369      33%
    General and administrative expenses                    2,406      11%              2,192      11%
                                                    ------------  --------      ------------  --------
        Total operating expenses                          13,314      59%             11,214      57%
                                                    ------------  --------      ------------  --------
Income from operations                                       311       1%                836       4%
Other income                                                   -       -                 188       1%
Interest, net                                                341       2%                444       2%
                                                    ------------  --------      ------------  --------
Net income before taxes                             $        652       3%       $      1,468       8%
                                                    ------------  --------      ------------  --------
Taxes on income                                              188       1%                 48       0%
                                                    ------------  --------      ------------  --------
Net income                                          $        464       2%       $      1,420       7%
                                                    ------------  --------      ------------  --------

Net income per ordinary share:
Basic                                               $       0.02                $       0.05
                                                    ------------                ------------
Diluted                                             $       0.02                $       0.05
                                                    ------------                ------------
Shares used in computing basic Net income
  per share                                           28,526,346                  28,106,315
                                                    ------------                ------------
Shares used in computing diluted Net income
  per share                                           29,677,587                  28,551,294
                                                    ============                ============

USE OF NON-GAAP FINANCIAL RESULTS

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123R, "Share-based Payment" ("123R"). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation .The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

                        ClickSoftware Technologies Ltd.
              SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
                 (In thousands, except share and per share amounts)

                                                        Three Months Ended
                                           June 30, 2008                June 30, 2007
                                                       % of                       % of
                                             $       Revenues           $       Revenues
                                        ---------    --------       --------    --------
GAAP Net income:                        $     124         1%        $      964         9%
Adjustment of share-based
compensation within:
   Cost of Services                            30                           23
   Research and development costs, net         28                           19
   Selling and Marketing expenses              58                           34
   General and administrative expenses         79                           78
                                        ---------    --------       -----------    --------
Net income excluding share-based
compensation                            $     319         3%        $    1,118        11%
                                        ---------    --------       -----------    --------
GAAP Net income per ordinary share:
Basic                                   $    0.00                   $     0.03
                                        ---------                   -----------
Diluted                                 $    0.00                   $     0.03
                                        ---------                   -----------
Net income per ordinary share
excluding share-based compensation:
Basic                                   $    0.01                   $     0.04
                                        ---------                   -----------
Diluted                                 $    0.01                   $     0.04
                                        =========                   ===========

                        ClickSoftware Technologies Ltd.
              SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
                 (In thousands, except share and per share amounts)

                                                          Six Months Ended
                                           June 30, 2008                June 30, 2007
                                                       % of                       % of
                                            $        Revenues           $       Revenues
                                        ---------    --------       --------    --------
GAAP Net income:                        $     464        2%        $   1,420        7%
Adjustment of share-based
compensation within:
    Cost of Services                           54                         43
    Research and development costs,
    net                                        50                         35
    Selling and Marketing expenses            105                         63
    General and administrative
      expenses                                150                        161
                                        ---------    --------       --------    --------
Net income excluding share-based
compensation                            $     823        4%         $  1,722        9%
                                        ---------    --------       --------    --------
GAAP Net income per ordinary share:
Basic                                   $    0.02                   $   0.05
                                        ---------                   --------
Diluted                                 $    0.02                   $   0.05
                                        ---------                   --------
Net income per ordinary share
excluding share-based compensation:
Basic                                   $    0.03                   $   0.06
                                        ---------                   --------
Diluted                                 $    0.03                   $   0.06
                                        =========                   ========